CONTRACT ENDORSEMENT

Unique Market Reference: **B066454208A11**
Endorsement Reference: ENDT2
Original Insured: Advanced Equities Financial

CONTRACT CHANGES

This contract is amended as follows:

ENDORSEMENT EFFECTIVE DATE: 1st February 2011

It is hereby understood and agreed that the named Assured is amended to read as follows:

All other terms and conditions remain unchanged.

INFORMATION

Slip Leader
SJC 2003
25/11/11

866735

Note: Where more than one insurer participates in the contract, the contract terms may mean that it is not always necessary to obtain a record of agreement to the Contract Endorsement from all of those insurers.

Thompson Heath and Bond Limited
Version v1.0
Page 1 of

<<MISCLDATE >>/<<MISCOPER >>

Lloyd’s Policy

The Members of each syndicate whose syndicate number is shown in the definitive list of Lloyd’s participations attached agree to (re)insure the (re)insured against loss as provided by the terms of this Policy.

The  Members  of  a  syndicate  shown  in  the  list  have,  as  a  syndicate, underwritten the proportion of this Policy shown next to the syndicate number. Individually, each member of a syndicate has underwritten a share of the syndicate’s proportion.  Each member’s liability under the Policy is several for that member’s share alone and not joint for the other members’ shares.  No member is responsible for the liability under the Policy of any other member (whether in the same syndicate or any other syndicate).  Further, no member is responsible for the liability of any other (re)insurer that may underwrite this Policy.

The identity of each member of each syndicate and their respective shares may be obtained from the Lloyd’s Policy Signing Office (LPSO).

If any terms, clauses or conditions are unclear you are advised to contact your broker immediately.

This Policy is signed by the General Manager of Lloyd's Policy Signing Office on behalf of each of the subscribing Members.

LLOYD'S POLICY SIGNING OFFICE

General Manager

If this policy (or any subsequent endorsement) has been produced to you in electronic form, the original document is stored on the Insurer's Market Repository to which your broker has access.

LMA3044A (14.02.07) Form approved by Lloyd’s Market Association

SECURITIES DEALER BLANKET BOND

Bond Number: B066454208A11

DECLARATIONS

Item 1.

Name of Insured (herein called Insured):

Advanced Equities Financial Corp. in respect of their rights and interests in Advanced

Equities, Inc and Advanced Equities Late Stage Opportunities Fund I, LLC

Principal Address:

1227 Mall Drive

Richmond

VA 23235

USA

Item 2.

Bond Period: from 12:01 a.m. on 1 February 2011 to 12:01 a.m. on 1 February 2012

Both days at 12.01 a.m. Local Standard Time at the Insured’s Principal Address

Item 3.

The Limit of Liability of the Underwriter during the Bond Period be

USD5,000,000 any one loss.

Sub-limited to USD300,000 any one loss in respect of Advanced Equities Late Stage

Opportunities Fund I, LLC

Single Loss Limit

Single Loss Deductible

Insuring Agreement (A)

FIDELITY

USD5,000,000

USD100,000

Insuring Agreement (B)

ON PREMISES

USD5,000,000

USD100,000

Insuring Agreement (C)

IN TRANSIT

USD5,000,000

USD100,000

Insuring Agreement (D)

FORGERY OR ALTERATION

USD5,000,000

USD100,000

Insuring Agreement (E)

SECURITIES

USD5,000,000

USD100,000

Insuring Agreement (F)

CONTERFEIT CURRENCY

USD5,000,000

USD100,000

Additional Insuring Agreements and Extensions: SR5935j

Extortion Threats to Persons

USD1,000,000

USD1,000

SR6003f

Extortion Threats to Property

USD1,000,000

USD1,000

Claims Expenses

USD50,000

USD5,000

Transfer Agent Signature	Single Loss Limit	Single Loss Deductible
Guarantee	USD5,000,000	USD100,000
SR6145b ERISA Rider	USD5,000,000	USD Nil
SR6196 Computer Crime	USD1,000,000	USD100,000

Item 4.

The Deductible hereon in respect of each and every loss shall be:

USD100,000 each and every loss unless stated under Additional Insuring Agreements and Endorsements but USD Nil each and every loss in respect of Advanced Equities Late Stage Opportunities Fund I, LLC

Item 5.

Amended BEJH Discovery Limitation Clause

LSW559 Retroactive Limitation Clause - Retroactive date 3 July 2008 in respect of

Advanced Equities Late Stage Opportunities Fund I, LLC Amended Insuring Agreement (A) - Fidelity

Amended Definition of Employee

Lost Instrument Endorsement

NMA2918 War and Terrorism Exclusion Clause

NMA1622 Radioactive Contamination & Nuclear Assemblies Exclusion Clause

Asbestos and Toxic Mould Exclusion Clause

ERISA Rider SR6145b

Transfer Agent Signature Guarantee Endorsement

Claims Expense Endorsement amended to include Investigation and Settlement Costs Amended Insuring Agreements (A), (D) and (E) to include customers of registered representatives

Extortion Threats to Persons SR5935j Extortion Threats to Property SR6003f Computer Crime SR 6196

7.50% No Claims Bonus Endorsement

Amendment to Section 4: LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS NMA1998 Service of Suit Clause

Choice of Law Clause

LMA5091 U.S. Terrorism Risk Insurance Act of 2002 as amended New & Renewal

Business Endorsement

LSW3000 Premium Payment Condition

LMA3333 (Re)Insurers Liability Clause

Item 6

Notification of Loss hereunder shall be made to Underwriters in accordance with the terms and conditions of this policy via:

Mendes & Mount

750 Seventh Avenue

New York, NY 10019-6829

USA

Item 7

The Premium for this bond shall be:

USD30,000 Annual including USD300 in respect of TRIA

Proposal Form dated:

5 January 2011

Dated in London: 2 February 2011

SECURITIES DEALER BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof the General Agreements, Conditions and Limitations and other terms, of this bond , agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of Insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS FIDELITY

(A)

Loss  resulting  directly  from  one  of  more  dishonest  or  fraudulent  acts  of  an  Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purposes or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent acts as used in this Insuring Agreement shall mean only dishonest or fraudulent acts committed by such Employee with the manifest intent:

(1)

to cause the Insured to sustain such Loss; and

(2)

to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefits other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions, or other employee benefits earned in the normal course of employment.

ON PREMISES

(B)

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, common-law or statutory larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed to be ) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 1 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation

Offices and Equipment

(1)

Loss of or damage to furnishings, fixtures, stationery, supplies or equipment within any of the Insured’s offices covered under this bond caused by larceny or theft in, or by burglary, robbery or holdup of such office, or attempt thereat, or by vandalism or malicious mischief, or

(2)

Loss through damage to any such office by larceny or theft in, or by burglary, robbery or holdup of  such  office  or  attempt  thereat, or  to the  interior  of  such  office  by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices furnishings, fixtures, stationery, supplies or equipment or is liable for such loss or damage, - always excepting, however, all loss or damage through fire.

IN TRANSIT

(C)

Loss of Property (occurring with or without negligence or violence) through robbery, common- law

or statutory larceny,   theft, holdup, misplacement, mysterious unexplainable disappearance, being  lost  or otherwise made away  with,  damage  thereto  or  destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the any person or persons acting as a messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to being immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

FORGERY OR ALTERATION

(D)

Loss through FORGERY OR ALTERATION of, on or in any  bills of exchange, checks, drafts, acceptance, certificate of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions or advices directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any banking institution or stockbroker but which instructions or advices either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, excluding, however, coupon and serial notes, bonds, scrip, debentures and obligations of a similar nature, whether registered or unregistered, and coupons attached thereto or detached therefrom.

Any check or draft (1) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (2) procured in a face to face transaction with the maker or drawer thereof or with one acting as agent of such maker or drawer by anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signature are treated the same as handwritten signatures.

SECURITIES

(E)

Loss sustained by the Insured, including loss sustained by reason of liability imposed upon the Insured by law or by the constitution, rules or regulations of any self Regulatory Organization or N.A.S.D of which the Insured is a member or which would have been imposed upon the Insured  by  the  constitution,  rules  or  regulations  of  any  self  Regulatory Organization  or N.A.S.D. if the Insured had been a member thereof;

(1)

through the Insured having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been;

(a)

counterfeited or forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

(b)

raised or otherwise altered or lost or stolen, or

(2)

through the Insured having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements of other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, in any event, loss through FORGERY OR ALTERATION of, or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions or advices directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any banking institution or stockbroker but which instructions or advices either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or property, or receipts or certificates of deposit for Property bearing the name of the insured as issuer.

Securities, document or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements in writing having value  which value is, in  the  ordinary course of  business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word “counterfeited” as used in this Insuring Agreement shall be deemed to mean only an imitation of any such security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

COUNTERFEIT CURRENCY

(F)

Loss through the receipt by the Insured, in good faith, of any counterfeited or altered paper currencies, coin of any Government of the World issued or purporting to have been issued by any Government of the World or issued pursuant to any Government of the World statute for use as currency.

GENERAL AGREEMENTS

ADDITIONAL OFFICES OR EMPLOYEES – CONSOLIDATION OR MERGER

A.

If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period, unless such increase shall result from the Insured’s consolidation or merger with or purchase of assets of, another firm.

WARRANTY

B.

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

COURT COSTS AND ATTORNEYS’ FEES

(Applicable to all Insuring Agreements now or hereafter forming part of this bond)

C.

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’; fees incurred and paid by the Insured in defending any suit or legal proceeding brought against the Insured to enforce the Insured’s liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a valid and collectible loss sustained by the Insured under the terms of this bond. In the event such loss, claim or damage is subject to a Deductible Amount or is in excess of the amount collectible under the terms of this bond, such court costs and attorneys’ fees shall be pro-rated. Such indemnity shall be in addition to the amount of this bond. In consideration of such indemnity, the Insured shall promptly give notice to the Underwriter of the Institution of any such suit or legal proceeding; at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein; and at the Underwriter’s election shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured’s name, through attorneys of the Underwriter’s own selection. In the event of such election by the Underwriter, the Insured shall give all reasonable information and assistance, other than pecuniary, which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

EMPLOYEE WELFARE OR PESNSION BENEFIT PLANS

Employee Welfare or Pension Benefit Plans:

D.	(1)

If   this  bond,  in   accordance  with  its   agreements,  limitations  and  conditions, covers  loss  sustained  by  two  or  more  Employee  Welfare  or  Pension  Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor Implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds or policies issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

(2)

In compliance with the foregoing, payment by the Underwriter in accordance with the agreements, limitations and conditions of this bond shall be held by the Insured or if more than one, by the Insured first named therein for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss covered by this bond and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any such Plan also covered under this bond in the event that such other Plan discovers that it has sustained loss covered thereunder.

(3)

If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under this bond is co-mingled, recovery under this bond for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro-rata basis in accordance with the mount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

E.

Continuation Certificate:

This  bond  may  be  continued  in  force  by  a  Continuation  Certificate  executed  by  the

Underwriter.

THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS ARE SUBJECT TO THE FOLLOWING CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1: The following terms, as used in this bond, shall have the respective meanings stated in this

Section:

(a)

Employee means:

(1)

an officer or other employee of the Insured, while employed in, at or by any of the Insured’s  offices  or  premises  covered  hereunder,  and  a  guest  student  pursuing studies or duties in any of said offices or premises;

(2)

an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

(3)

any natural person performing acts coming within the scope of the usual duties of an officer or employee of the Insured, including any person provided by an employment contractor;

(4)

officers or other employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets of, such predecessor;

(5)

each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured, herein called Processor. (Each   such Processor, and the partners, officers and employees of such Processor shall, collectively be deemed to be one Employee for all the purpose of this bond, excepting, however, the second paragraph of Section 12);

(6)

any registered representative or registered principal or other registered person of the

Insured;

(7)

any director of the Insured when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duty elected or appointed by resolution of the board of directors of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

(8)

any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan, provided any such Plan is listed as a Joint Insured under this bond;

(9)

any natural person who is a partial owner or partner of the Insured when such natural person is performing acts coming within the scope of the usual duties of an officer or employee of the Insured; Provided however:

(a)

No partner or partial owner who has committed or has been implicated in a fraudulent or dishonest act causing loss under this bond, shall have any right to, or interest in, any payment made to the Insured indemnifying it for such loss;

(b)

If a partial owner or partner shall commit or be involved or implicated in an act which causes a loss hereunder, the Underwriter shall only be liable for that part of the loss which is in excess, in the aggregate, of:

(i)

any applicable deductible and;

(ii)

any amounts owed by the Insured to such partial owner or partner and; (iii) the partial owners’ or partners’ ownership interest in the Insured as determined by closing the Insured’s books as of the date of the discovery of the loss by persons not in collusion with such partners or partial owners;

And then, for such excess only, but in no event for more than the maximum amount of coverage applicable under the attached bond.

(b)

“Property” means money (i.e., currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interest therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or I any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c)

Forgery means the signing of the name of another with the intent to deceive; it does not include the signing of one’s own name with or without authority, in any capacity, for any purpose

EXCLUSIONS

Section 2: THIS BOND DOES NOT COVER:

(a)

loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered under Insuring Agreements (A), (D), (E) or (F).

(b)

loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c)

loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d)

loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e)

loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction, in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses, unless such loss is covered under Insuring Agreements (A), (D) or (E).

(f)

loss resulting from any violation by the Insured or by any Employee: (1)

of law regulating:

(a)

the insurance, purchase or sale of securities

(b)

securities transactions upon Security Exchanges or over the counter market

(c)

Investment Companies

(d)

Investment Advisors

(2)        of any rule or regulation made pursuant to any such law, unless it is established by the Insured  that  the  act  or  acts  which  caused  the  said  loss  involved  fraudulent  or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such statutes, rules or regulations.

(g)

loss of Property contained in customers’ safe deposit boxes, unless such loss be sustained through any dishonest or fraudulent act of an Employee in such circumstances as shall make the Insured legally liable therefor.

(h)

loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (B) or (C) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under:

(1)

the Insured’s contract with said armored motor vehicle company,

(2)

insurance carried by said armored motor vehicle company for the benefit of users of its service,

(3)

all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company’s service, and then this bond shall cover only such excess.

(i)

loss resulting from trading, with or without the knowledge of the Insured, in the name of the Insured or otherwise, whether or not represented by any indebtedness or balance shown to be due the Insured on any customer’s account, actual or fictitious, except when covered under Insuring Agreement (A), (D) of (E).

(j)

any person, who is a partner, officer or employee of any Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any fraudulent or dishonest act in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

(k)

potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond.

(l)

all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(m)

loss through the surrender of Property away from an office of the Insured as a result of a threat:

(1)

to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)

to do damage to the premises or property of the Insured, except when covered under

Insuring Agreement (A)

(n)

all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond

(o)

loss resulting from payments made or withdrawals from a customer’s account involving funds erroneously credited o such account, unless such payments are made to or withdrawn by such depositor or representative of such customer who is within the office of the Insured at the time of such payment or withdrawal or unless such loss is covered under Insuring Agreement (A).

ASSIGNMENT OF RIGHTS

Section 3:

This  bond does not  afford coverage in  favor  of  any Processor, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through fraudulent or dishonest acts committed by any of the partners, officers or employees of such Processor, whether acting alone or in collusion with others, an assignment of such of the Insured’s rights and causes of action as it may have against such Processor by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

LOSS – NOTICE – PROOF – LEGAL PROCEEDINGS

Section 4:

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured’s  proof  of  loss.  At  the  earliest  practicable  moment  after  discovery  of  any  loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities, the Underwriter shall not be liable unless each of such securities is identified in such proof of loss by certificate or bond number. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss , except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys’ fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured becomes aware of facts which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even through the exact amount or details of loss may not then be known. Notice to the Insured of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which if true, would create a loss under this bond constitutes such discovery.

VALUATION

Securities

Section 5:

The value of any securities, for the loss of which claim shall be made under this bond, shall be determined by the cost of an equivalent amount of securities of the same issue purchased by or at the instance of the Underwriter; provided, however, that if prior to such purchase by or at the instance of the Underwriter, the Insured shall be compelled, by the demands of a third party or by market rules, to assume the cost of an equivalent amount of securities of the same issue, and shall notify the Underwriter, in writing, of such compulsion, such cost shall be taken as the value of such securities. The amount of the Insured’s claim on account of any such loss shall be deeded to be the cost of such securities as herein determined. In case of a loss of subscription, conversion, redemption or deposit privileges, as above set forth, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value their value shall be determined by agreement or arbitration.

Any loss under this bond of currency or funds of any country shall be paid in the currency of funds of such country or, at the option of the Insured, in the United States of America dollar equivalent thereof determined by the rate of exchange at the time of payment of such loss. Any other loss sustained at any of the Insured’s offices covered under this bond and payable in money shall be paid in the currency or funds of the country in which such office is located or, at the option of the Insured, in the United States of America dollar equivalent thereof determined by the rate of exchange at the time of the payment of such loss.

Loss of Securities

If the applicable coverage of this bond is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim s made hereunder, the liability of the Underwriter under this bond is limited t the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage and in such event, the Insured shall assign to the Underwriter all its rights, title and interest in and to those securities for which such payment or duplication is made by the Underwriter.

Books of Accounts and Other Records

In case of loss of, or damage to, Property consisting of books of account or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books an other records.

Property other than Securities or Records

In case of loss of, or damage to, Property other than securities, books of account or other records as aforesaid or damage to the Insured’s offices covered under this bond, or loss of, or damage to, the furnishings, fixtures, stationery, supplies and equipment therein, the Underwriter shall not be liable for more than the actual cash value of such Property, or of such furnishings, fixtures, stationery, supplies and equipment, or for more than the actual cost of repairing such Property or offices, furnishings, fixtures, stationery, supplies and equipment, or of replacing same with property or material of like quality and value. The Underwriter may, at its election, pay such actual cash value, or make such repairs or replacements. If the Underwriter and the Insured cannot agree upon such cash value or such cost of repairs or replacements, such cash value or such cost shall be determined by arbitration.

SALVAGE

Section 6:

If the Insured shall sustain any loss covered by this bond which exceeds the amount of coverage provided by this bond plus the Deductible Amount, if any, applicable to such loss, the Insured shall be entitled to all recoveries made after payment by the Underwriter of loss covered by this bond, except recoveries on account of loss of securities as set forth in the third paragraph of Section 5 or recoveries from suretyship, insurance, reinsurance, security and indemnity taken by or for the benefit of the Underwriter, by whomsoever made, less the actual cost of effecting such recoveries, until reimbursed for such excess loss; and any remainder, or, if there be no such excess loss, any such recoveries shall be applied first in reimbursement of the Underwriter and thereafter reimbursement of the Insured for that part off such loss within such Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights herein provided for.

LIMIT OF LIABILTIY

Section 7:

Payment of loss under this bond shall not reduce the liability of the Underwriter under this bond for other losses whenever sustained; PROVIDED, however, that the total liability of the Underwriter under this bond on account of:

(a)        loss caused by one act of burglary, robbery or hold-up, or attempt thereat, in which no

Employee is concerned or implicated, or

(b)

loss with respect to any one unintentional or negligent act or omission on the part of any person (whether one of the Employees or not) resulting in damage to or destruction or misplacement of Property, or

(c)

loss  other  than  those  specified in  (a)  and  (b)  preceding, caused  by  all  acts  or omissions by any person (whether one of the Employees or not) or all acts or omissions in which such person is concerned or implicated

(d)

loss other than those specified in (a), (b) and (c) preceding, resulting from any one casualty or event is limited to the Limit of Liability stated in Item 3 of the Declarations of this bond or amendment thereof or to the amount of the applicable coverage of this bond if such amount be smaller, irrespective of the total amount of such loss.

NON-ACCUMULATION OF LIABILITY

Section 8:

Regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to any loss specified in the PROVIDED clause of Section 7 of this bond shall not be cumulative in amounts from year to year or from period to period.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 9:

With respect to any loss set forth in subsection (c) of the PROVIDED clause of Section 7 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and other bonds or policies shall not exceed in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter with respect to any loss sustained prior to such termination, cancellation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

OTHER INSURANCE OR INDEMNITY

Section 10:

If the Insured holds or carries any other insurance or indemnity covering any loss covered by this bond, the Underwriter shall be liable hereunder only for that part of such loss which is in excess of the amount recoverable or recovered from such other insurance or indemnity. In no event shall the Underwriter be liable or more than the amount of the coverage of this bond applicable to such loss; subject, nevertheless, to Section 7 of this bond.

DEDUCTIBLE AMOUNT

Section 11:

The Underwriter shall be liable hereunder only for the amount by which any loss exceeds the Deductible Amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Limit of Liability for such Agreement or Coverage.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss in excess of Five Thousand dollars (USD 5,000) of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefore, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

The Deductible Amount applicable under this bond to loss sustained through acts or defaults committed by Employees shall not apply to loss sustained by an Employee Welfare Benefit Plan or Employee Pension Benefit Plan covered under such bond through acts or defaults committed by any Employee of any such Plan.

TERMINATION OR CANCELLATION

Section 12:

This bond shall be deemed terminated or cancelled as an entirety:

(a)

sixty days after the receipt by the Insured of a written notice from the Underwriter of its desire to terminate or cancel this bond, or

(b)

immediately upon the receipt by the Underwriter of a written request from the Insured to terminate or cancel this bond, or

(c)        immediately upon the taking over of the Insured by a receiver or other liquidator or by

State or Federal officials, or

(d)        immediately upon the taking over of the Insured by another business entity, or

(e)

if the Insured is a Registered Management Investment Company covered as a sole Insured, this bond shall not be cancelled, terminated or modified except after written notice shall have been given by the acting party to affected party, and to the Securities and Exchange Commission, Washington D.C., not less than sixty days prior to the effective date of such cancellation, termination or modification.

The Underwriter shall, on request, refund to the Insured the unearned premium, computed pro rata, if this bond be terminated or cancelled or reduced by notice from, or at the instance of, the Underwriter, or if terminated or cancelled as provided in sub-section (c) or (d) of this paragraph. The Underwriter shall refund to the Insured the unearned premium computed at short-rates if this bond be terminated or cancelled or reduced by notice from, or at the instance of, the Insured.

This bond shall be deemed terminated or cancelled as to any Employee:

(a)

as soon as the Insured shall learn of any dishonest or fraudulent act on the part of such Employee, without prejudice to the loss of any Property then in transit in the custody of such Employee, or

(b)

fifteen days after the receipt by the Insured of a written notice from the Underwriter of its desire to terminate or cancel this bond as to such Employee.

The Underwriter will mark its records to indicate that the National Association of Securities Dealers, Inc is to be notified promptly concerning the cancellation, termination or substantial modification of this bond, whether at the request of the Insured or the Underwriter, and it will use its best efforts to so notify said Association but failure to so notify said Association shall not impair or delay the effectiveness of any such cancellation, termination or modification.

RIGHTS AFTER TERMINATION OR CANCELATION

Section 13:

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Inured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately:

(a)

on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b)

upon takeover of the Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to takeover the Insured’s business for the operation or for the liquidation thereof or for any other purpose.

In consideration of the premium charged for this bond to which this endorsement is attached, it is understood and agreed that said bond shall be, and the same is hereby, amended as follows:

This bond applies to loss first discovered by the Insured during the Bond Period.  Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of the loss may not then be known.  Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

There shall be no liability in respect of any claim –

(a)

arising out of or in connection with any circumstances or occurrences which have been notified to the Insurer on any other policy of insurance effected prior to the inception of this bond;

(b)

arising out of or in connection with any circumstances or occurrences known to the Assured prior to the inception hereof, nor disclosed to Underwriters at inception.

Discovery Limitation Clause –

To apply at the inception date of a certificate rather than alterations or amendments during the Bond

Period

All other terms, insuring agreements, definitions, exclusions, limitations, conditions and endorsements of the attached bond remain unchanged.

Retroactive Limitation Clause

There shall be no liability hereunder in respect of any claim:

(a)  arising out of any circumstance or occurrence which has been notified to the Insurer on any other policy of insurance effected prior to 3 July 2008 of this Policy only in respect of Advanced Equities Late Stage Opportunities Fund I, LLC;

(b)  arising out of any circumstance or occurrence known to the Assured prior to the inception hereof and not disclosed to Underwriters at inception.

01/94

LSW559

It is hereby understood and agreed that INSURING AGREEMENTS (A) – FIDELITY is deleted in its entirety and amended to read as follows:

FIDELITY

(A)

Loss  resulting  directly  from  one  of  more  dishonest  or  fraudulent  acts  of  an  Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured or a registered representative of the Insured for any purposes or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent acts as used in this Insuring Agreement shall mean only dishonest or fraudulent acts committed by such Employee with the manifest intent:

(1)

to cause the Insured to sustain such Loss; or

(2)

to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefits other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions, or other employee benefits earned in the normal course of employment.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or provisions or the attached bond other than as above stated.

Amended Definition of Employee

It is hereby understood and agreed that the policy is amended as follows:

DEFINITIONS, Section 1 (a) “Employee”, means:

As applied to loss under INSURING AGREEMENTS (A), an individual who is otherwise an Employee under sections (1) through (9) but for his termination from employment at the Insured, will continue to be considered an Employee for the first 30 days after his termination or resignation; subject however, to TERMINATION OR CANCELLATION, Section 12.

Employee also means any employees of FFP Securities Inc whilst performing duties in the regular course of business for First Financial Planners, Inc.

Employee further means any employees of First Financial Planners, Inc. which are contracted to do work under the control of FFP Securities Inc and First Advisors, Inc. Under a transition services agreement.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or provisions or the attached bond other than as above stated.

Lost Instruments Endorsement

It is hereby understood and agreed that the policy is amended to include:

Lost Instruments

In the event of a valid claim hereunder in respect of the loss of securities, the Assured may file a Lost

Instrument Bond for the purpose of obtaining the issuance of duplicate Securities.

Subject to Underwriters’ prior consent being obtained to the filing of such Lost Instrument Bond, they will indemnify the Assured for such sum or sums in excess of the deductible, not exceeding however the limits of liability expressed in the Schedule, which the Assured may be required to pay either during the currency of Policy or any time thereafter by reason of any indemnifying agreement delivered by the Assured to the Company issuing the Lost Instrument Bond.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or provisions or the attached bond other than as above stated.

War and Terrorism Exclusion Endorsement

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this bond excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

1.   war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

2.   any act of terrorism.

For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to 1 and/or 2 above.

If the Underwriters allege that by reason of this exclusion, any loss, damage, cost or expense is not covered by this insurance the burden of proving the contrary shall be upon the Insured.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

08/10/01

NMA2918

Radioactive Contamination and Explosive Nuclear Assemblies Exclusion Clause

(Approved by Lloyd's Underwriters' Non-Marine Association)

This Policy does not cover

(a)

loss  or  destruction  of  or  damage  to  any  property  whatsoever  or  any  loss  or  expense whatsoever resulting or arising therefrom or any consequential loss

(b)

any legal liability of whatsoever nature

directly or indirectly caused by or contributed to by or arising from

(i)

ionising radiations or contamination by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of nuclear fuel

(ii)

the  radioactive,  toxic,  explosive  or  other  hazardous  properties  of  any  explosive  nuclear assembly or nuclear component thereof.

4/4/68

NMA1622

Asbestos Exclusion

This Certificate does not cover any loss, cost or expense directly or indirectly arising out of, resulting as a consequence of, or related to the manufacture, mining, processing, distribution, testing, remediation, removal, storage, disposal, sale, use of or exposure to asbestos or materials or products containing asbestos whether or not there is another cause of loss which may have contributed concurrently or in any sequence to a loss.

Toxic Mould Exclusion

A.

Excluding all loss, cost or expense directly or indirectly arising out of, resulting from or in any way related to Fungi whether or not there is another cause of loss which may have contributed concurrently or in any sequence to a loss.

B.

“Fungi” as utilised herein, shall mean any fungus or mycota or any byproduct or type or infestation produced by such fungus or mycota, including but not limited to mould, mildew, mycotoxins, spores or any biogenic aerosols.

ERISA Rider

It is agreed that:

1.

“Employee” as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

2.

If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other that such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

3.

In  compliance  with  the  foregoing,  payment  by  the  Company  in  accordance  with  the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

4.

If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

5.

The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

6.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

7.

This rider is effective as of 12.01 a.m. on 1 February 2011

All other terms and conditions remain unaltered. SR 6145b

Transfer Agent Signature Guarantee Endorsement

It is agreed that:-

The attached bond is amended by adding an Insuring Agreement as follows:

TRANSFER AGENT SIGNATURE GUARANTEE

(K)

Direct loss resulting from:

(1)

Executing a written guarantee of signature upon any CERTIFIED SECURITY; or

(2)

Executing  any  certification  and  guarantee  incidental  to  the  transfer,  payment, exchange or purchase of any security; or

(3)

The issuance of an unauthorised guarantee,

Provided the Insured is an approved enrolee of a recognized signature guarantee program endorsed by the Securities Transfer Agents Association.

All other terms and conditions remain unaltered.

Claims Expense

It is agreed that:-

1.

The attached bond is amended by adding an Insuring Agreement as follows:

CLAIMS EXPENSE

(J)

Reasonable  expenses  incurred  by  the  Insured  by  reason  of  the  Insured  having retained, with the prior written approval of Underwriters, independent outside accountants or other non-legal experts to determine the amount and extent of loss covered and paid under this policy.  The Underwriters shall not be liable to reimburse the Insured for said expenses unless payment for the covered loss or covered portion of loss is made, irrespective of any written approval of Underwriters.

Reasonable expenses incurred by the Insured by reason of the Insured having retained, with the prior written approval of Underwriters, legal experts to Assist customers  of  the  Insured  determine  the  amount  and  extent  of  loss  they  have sustained as a result of a an act by a registered representative covered under this policy.    The  Underwriters  shall  not  be  liable  to  reimburse  the  Insured  for  said expenses unless payment for the covered loss or covered portion of loss is made, irrespective of any written approval of Underwriters.

2.

The  Single  Loss  Limit  of  Liability  and  Single  Loss  Deductible  for  the  Claims  Expense

            Endorsement are the amounts shown on the Declarations Page, or amendment thereto.

3.

This rider shall become effective as of 12.01 am on 1 February 2011

All other terms, insuring agreements, definitions, exclusions, limitations, conditions and endorsements of the attached certificate remain unchanged

Amended Insuring Agreements (A), (D) and (E) Endorsement

It is hereby understood and agreed that coverage under this policy is extended under INSURING AGREEMENTS (A) FIDELITY, (D) FORGERY OR ALTERATION and (E) SECURITIES to include losses sustained by a customer of the Insured or a customer of a registered representative sustained under the aforementioned Insuring agreements whereby Regulatory Authorities have provided judgement requiring the Insured make customers of the Insured or Customers of a registered representative whole for such losses.

All other terms and conditions remain unaltered.

Extortion – Threats to Persons Rider

It is agreed that:

1.

The attached bond is amended by deleting the last line of EXCLUSIONS (m) of Section 2 and by substituting in lieu thereof the following:

“except with respect to (1) above, when covered under INSURING AGREEMENTS (A), or to the extent covered under the Extortion – Threats To Persons Insuring Agreement below, and with respect to (2) above, when covered under INSURING AGREEMENTS (A), or to the extent covered under the Extortion – Threats to Property Insuring Agreement when added by rider to the attached bond”.

2.

The attached bond is further amended by adding an additional Insuring Agreement as follows:

EXTORTION – THREATS TO PERSONS

(H)

Loss of Property surrendered away from an office of the Insured as a result of a threat communicated to the Insured to do bodily harm to:

(1)

a director, trustee, Employee or partner of the Insured or to the proprietor (if the Insured be a sole proprietorship), or

(2)        a relative or invitee of any person enumerated in (1) above who was, or allegedly was kidnapped, anywhere (except as scheduled below), provided that prior to the surrender of such Property, (a) the person receiving the threat  has  made  a  reasonable  effort  to  report  the  extortionist’s  demand  to  an associate, and (b) a reasonable effort has been made to report the extortionist’s demand to the Federal Bureau of Investigation, or foreign equivalent thereof, and to local law enforcement authorities.

3.

The Single Loss Limit of Liability and Single Loss Deductible for the Extortion - Threats to Persons  Insuring  Agreement  are  the  amounts  shown  on  the  Declarations  Page,  or amendment thereto.

4.

This rider shall become effective as of 12.01am on 1 February 2010

SR 5935j

Extortion – Threats to Property Rider

It is agreed that:

1.

The attached bond is amended by deleting the last line of EXCLUSIONS (m) of Section 2 and by substituting in lieu thereof the following:

“except with respect to (1) above, when covered under INSURING AGREEMENTS (A), or to the extent covered under the Extortion – Threats To Persons Insuring Agreement when added by rider to the attached bond, and with respect to (2) above, when covered under INSURING AGREEMENTS (A), or to the extent covered under the Extortion – Threats To Property Insuring Agreement below.”

2.

The attached bond is further amended by adding an additional Insuring Agreement as follows:

EXTORTION – THREATS TO PROPERTY

(I)

Loss of Property surrendered away from an office of the Insured as a result of a threat communicated to the Insured to do damage to the premises or property of the Insured located anywhere (except as scheduled below), provided that prior to the surrender of such Property, (a) the person receiving the threat has made a reasonable effort to report the extortionist’s demand to an associate, and (b) a reasonable effort has been made to report the extortionist’s demand to the Federal Bureau of Investigation, or foreign equivalent thereof, and to local law enforcement authorities.

3.

The Single Loss Limit of Liability and Single Loss Deductible for the Extortion - Threats to Property  Insuring  Agreement  are  the  amounts  shown  on  the  Declarations  Page,  or amendment thereto.

4.

This rider shall become effective as of 12.01 am on 1 February 2010

SR 6003f

Computer Systems Fraud Rider

It is agreed that:-

1.

The attached bond is amended by adding an Insuring Agreement as follows:

COMPUTER SYSTEMS FRAUD

(G)

Loss resulting directly from a fraudulent

(1)        entry of Electronic Data or Computer Program into, or

(2)        change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by GENERAL AGREEMENTS B. of this bond:

provided that the entry or change causes

(i)         property to be transferred, paid or delivered

(ii)

an account of the Insured, or its customer, to be added, deleted, debited or credited, or

(iii)        an unauthorized account or a fictitious account to be debited or credited

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement

2.

In addition to the Conditions and Limitations in the bond, the following, applicable to the

Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

(A)

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(B)

Computer System means:

(1)	computers with related peripheral	components,	including	storage
(2)	components wherever located, systems and applications software,
(3)	terminal devices, and
(4)	related communication networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved:

(C)

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media

EXCLUSIONS

(A)

loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract;

(B)

loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or  otherwise  fraudulent  and  which  are  used  as  source  documentation  in  the preparation of Electronic Data or manually keyed into a data terminal;

(C)       loss resulting directly or indirectly from:

(1)

mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

(2)

failure or breakdown of electronic data processing media, or

(3)

error omission in programming or processing;

(D)

loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer’s authentication mechanism;

(E)        loss resulting directly or indirectly from the theft of confidential information

SERIES OF LOSSES

All losses or series of losses involving the fraudulent acts of one individual, or involving fraudulent  acts  in  which  one  individual  is  implicated,  whether  or  not  that  individual  is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

3.

The exclusion below, found in financial institution bonds forms 14 and 25, does not apply to the Computer Systems Fraud Insuring Agreement

“loss involving any Uncertificated Security except an Uncertificated Security of any Federal

Reserve Bank of the United States or when covered under INSURING AGREEMENTS (A)”.

4.

This rider shall become effective as of 12.01 am on 1 February 2011

SR6196

No Claims Bonus

Insurers agree to allow a seven and a half percent (7.50%) No Claims Bonus at the expiry of this

Policy in the event that:

1.

there are no losses, claims or circumstances paid or advised to Insurers; and

2.

the renewal of this Policy is obtained by the Leading Insurer hereon (being Syndicate SJC

2003)

3.

the Insurers hereon receive a full written release of liability from the Assured. All other terms and conditions remain unchanged.

Amendment to Section 4: LOSS – NOTICE – PROOF – LEGAL PROCEEDINGS

It is hereby understood and agreed that Section 4, Loss-Notice-Proof-Legal Proceedings is deleted in its entirety and replaced with the following:

LOSS – NOTICE – PROOF – LEGAL PROCEEDINGS

Section 4:

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured’s  proof  of  loss.  At  the  earliest  practicable  moment  after  discovery  of  any  loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities, the Underwriter shall not be liable unless each of such securities is identified in such proof of loss by certificate or bond number. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within 7 working days; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss , except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys’ fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured becomes aware of facts which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even through the exact amount or details of loss may not then be known. Notice to the Insured of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which if true, would create a loss under this bond constitutes such discovery.

Service of Suit Clause (U.S.A.)

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon, at the request of the Insured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States.  Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws of the United States or of any State in the United States.

It is further agreed that service of process in such suit may be made upon Mendes & Mount, LLP, 750

Seventh Avenue, New York, NY 10019-6829, USA and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above-named are authorized and directed to accept service of process on behalf of Underwriters in any such suit and/or upon the request of the Insured (or Reinsured) to give a written undertaking to the Insured (or Reinsured) that they will enter a general appearance upon Underwriters' behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefore, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any  action,  suit  or  proceeding  instituted  by  or  on  behalf  of  the  Insured  (or  Reinsured) or  any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorized to mail such process or a true copy thereof.

24/4/86

NMA1998

Choice of Law Clause

This insurance shall be governed by and construed in accordance with the laws of Virginia.  Each party agrees to submit to the exclusive jurisdiction of any competent court within the United States of America.

Notification of Claims

Claims hereon to be notified to:

Thompson Heath & Bond Ltd

107 Leadenhall Street

London EC3A 4AF UK

And immediately to Underwriters thereafter.

U.S. Terrorism Risk Insurance Act of 2002 as amended

New & Renewal Business Endorsement

This Endorsement is issued in accordance with the terms and conditions of the "U.S. Terrorism Risk Insurance Act of 2002" as amended as summarized in the disclosure notice.

In consideration of an additional premium of USD300 paid, it is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this Insurance is subject, shall not apply to any “insured loss” directly resulting from any "act of terrorism" as defined in the "U.S. Terrorism Risk Insurance Act of 2002", as amended ("TRIA").

The coverage afforded by this Endorsement is only in respect of any “insured loss” of the type insured by this Insurance directly resulting from an "act of terrorism" as defined in TRIA.  The coverage provided by this Endorsement shall expire at 12:00 midnight December 31, 2014, the date on which the TRIA Program is scheduled to terminate, or the expiry date of the policy whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates.  The Terrorism exclusion, to which this Insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism".

This Endorsement only affects the Terrorism exclusion to which this Insurance is subject.  All other terms, conditions, insured coverage and exclusions of this Insurance including applicable limits and deductibles remain unchanged and apply in full force and effect to the coverage provided by this Insurance.

Furthermore the Underwriter(s) will not be liable for any amounts for which they are not responsible under the terms of TRIA (including subsequent action of Congress pursuant to the Act) due to the application of any clause which results in a cap on the Underwriter’s liability for payment for terrorism losses.

LMA5091

21/12/2007

Form approved by Lloyd’s Market Association

Premium Payment Clause

The  (Re)Insured undertakes that premium will be  paid in full to Underwriters within 45 days of inception of this policy (or, in respect of instalment premiums, when due).

If the premium due under this bond has not been so paid to Underwriters by the 45th  day from the inception of this policy (and, in respect of instalment premiums, by the date they are due) Underwriters shall have the right to cancel this policy by notifying the (Re)Insured via the broker in writing.  In the event of cancellation, premium is due to Underwriters on a pro rata basis for the period that Underwriters are on risk but the full premium shall be payable to Underwriters in the event of a loss or occurrence prior to the date of termination which gives rise to a valid claim under this bond.

It is agreed that Underwriters shall give not less than 15 days prior notice of cancellation to the (Re)Insured via the broker.  If premium due is paid in full to Underwriters before the notice period expires, notice of cancellation shall automatically be revoked.   If not, the policy shall automatically terminate at the end of the notice period.

Unless otherwise agreed, the Leading Underwriter (and Agreement Parties if appropriate) are authorised to exercise rights under this clause on their own behalf and on behalf of all Underwriters participating in this contract.

If any provision of this clause is found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability will not affect the other provisions of this clause which will remain in full force and effect.

Where the premium is to be paid through a London Market Bureau, payment to Underwriters will be deemed to occur on the day of delivery of a premium advice note to the Bureau.

11/01

LSW3000

(Re)Insurers Liability Clause

(Re)insurer’s liability several not joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning “signing” below.

In the case of a Lloyd’s syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the  total of  the  proportions underwritten by all the  members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member’s proportion. A member is not jointly liable for any other member’s proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd’s, One Lime Street, London  EC3M  7HA.  The  identity  of  each  member  of  a  Lloyd’s  syndicate  and  their  respective proportion may be obtained by writing to Market Services, Lloyd’s, at the above address.

Proportion of liability

Unless there is “signing” (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its “written line”.

Where this contract permits, written lines, or certain written lines, may be adjusted (“signed”). In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of the syndicate taken together). A definitive proportion (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of a Lloyd’s syndicate taken together) is referred to as a “signed line”. The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to “this contract” in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

LMA3333

Endorsement No. 1

Attaching to and forming part of this Policy.

It is hereby understood and agreed that:

1.

Situation: Worldwide

All other terms and conditions remain unchanged.

BUREAU REFERENCE

62218 17/03/2011

BROKER NUMBER    0664

PROPORTION %

SYNDICATE

UNDERWRITER'S REFERENCE

100.00

2003

BX8000286568

TOTAL LINE

No. OF SYNDICATES

100.00

1

THE LIST OF UNDERWRITING MEMBERS

OF LLOYD'S IS IN RESPECT OF 2011

YEAR OF ACCOUNT

EFFECTIVE FROM: 01 FEB 2011

  BUREAU USE ONLY

  USL1 72

2003

RISK CODE: BB

BUREAU REFERENCE

62219 17/03/2011

BROKER NUMBER    0664

PROPORTION %

SYNDICATE

UNDERWRITER'S REFERENCE

100.00

2003

BX5000286569

TOTAL LINE

No. OF SYNDICATES

100.00

1

THE LIST OF UNDERWRITING MEMBERS

OF LLOYD'S IS IN RESPECT OF 2011

YEAR OF ACCOUNT

EFFECTIVE FROM: 01 FEB 2011

  BUREAU USE ONLY

  USL1 72

2003

RISK CODE: 7T

One Lime Street London EC3M 7HA

SECRETARY’S CERTIFICATE

I, Barbara Mallon, being duly appointed Secretary of the meeting of the Board of Directors of Advanced Equities Late Stage Opportunities Fund I, LLC, duly certify and attest that, at a Board of Directors meeting held on November 29, 2011, the following resolutions were adopted:

RESOLVED, that a fidelity bond with Lloyd’s for the period February 1, 2011 to February 1, 2012, having an aggregate coverage of $300,000 is approved, it having been determined to be reasonable in form and amount, after giving due consideration to all factors deemed relevant by this Board, including, among other things, the value of the aggregate assets of the Fund to which any covered person may have access, the arrangements for custody and safekeeping of such asset and the nature of the securities in the portfolios of the Fund; and

FURTHER RESOLVED, that the Chief Compliance Officer of the Fund is authorized to file or cause to be filed the fidelity bond with the Securities and Exchange Commission and give the notices required under Paragraph (1) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the appropriate officers of the Fund are authorized to do any and all acts, in the name of the Fund and on its behalf, as they, or any of them, may determine to be necessary or appropriate in connection with or in furtherance of the foregoing resolutions.

/s/ Barbara Mallon

Barbara Mallon

Secretary